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FORM 55-102F6 12g 82-1606

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Person[redacted]der this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enf[redacted]n in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be m[redacted] of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company exce[redacted] authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory auth[redacted]tion is filed, at the address(es) or telephone number(s) set out on the back of this report.

02042597

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WAYSIDE GOLD MINES LTD

SUPPL

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED: DAY 08 MONTH 07 YEAR 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY __ MONTH __ YEAR __

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. [redacted] **OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: CALLAGHAN

GIVEN NAMES: JAMES FRANCIS

NO.: 551 STREET: SEVILLE CRESCENT APT:

CITY: NORTH VANCOUVER

PROV.: BC POSTAL CODE: V7N 3A9

BUSINESS TELEPHONE NUMBER: 604-669-6463

BUSINESS FAX NUMBER: 604-669-3041

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (Day/Month/Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
OPTIONS	196481							196481	1	
WARRANTS	500000							500000	2	STANDARD DRILLING
WARRANTS	796334							796334	1	
COMMON	1498412	08/07/02	10		35000	.18		1463412	1	
COMMON	624056	05/07/02	10		10000	.17		614056	2	STANDARD DRILLING

PROCESSED JUL 23 2002 THOMSON FINANCIAL

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

I own 100% of Standard Drilling + Engineering.
Of the 1463412 Common Direct, 420867 are in Escrow.

dw 7/16

02 JUL 16 AM 12:

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): FRANK CALLAGHAN

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 15 MONTH 07 YEAR 02

BCSC 55-102F6 Rev. 2001 / 6 / 25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE